Law Offices of Gary A. Agron
5445 DTC Parkway, Suite 520
Englewood, CO 80111

May 31, 2006

Ms. Goldie B. Walker
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

RE:
Xedar Corporation (the "Company")
Registration Statement on Form 10-SB
Filed April 17, 2006
File No. 0-08356

Dear Ms. Walker:

        In response to your comments, we are filing herewith Amendment No. 2 to Registration Statement on Form 10-SB of Xedar Corporation.

        We have made the following changes:

        1.     We have revised the disclosure under the caption "Prior Blank Check Experience of Officers and Directors" on page 14 of the Registration Statement to clarify that all reporting blank check companies formed or merged within the last 10 years are current in their filings.

        2.     We have revised our disclosure under Item 4 of Part II of the Registration Statement to provide specific reference to the Commission's view that the securities issued to Messrs. Bucher, Agron and Mathis are not eligible for sale under the provisions of Rule 144 and therefore may not be re-sold into the public market until registered with the Commission under the Securities Act of 1933, as amended.

        If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Gary A. Agron

Gary A. Agron
cc: Earnest Mathis, Jr.